
13001105


Ames
National
Corporation

2012 SUMMARY ANNUAL REPORT

MISSION STATEMENT

MISSION

Ames National Corporation is a result-oriented financial services holding company providing leadership, counsel and support to its community affiliate banks and superior performance for its shareholders.

CORPORATE CULTURE

Provide an environment where our affiliates and employees can be successful and provide products and services that enhance the financial well-being of customers and shareholders.

CORE VALUES

Excellence: Striving to exceed expectations

Integrity: Demonstrating high moral and ethical conduct

Leadership: Creating and developing opportunities that benefit our employees, customers, communities, and shareholders

Stability: Maintaining financial strength and a dedicated staff to successfully serve the current and future needs of our employees, customers, communities, and shareholders

Trust: Acting in the best interest of our employees, customers, and shareholders

Community: Dedicated to serving our communities through local decision making, community involvement and active boards of directors

TABLE OF CONTENTS



Ames
National
Corporation

AMES NATIONAL CORPORATION
AT A GLANCE

Ames National Corporation (the "Company) is an Iowa-based bank holding company. The Company was organized and incorporated on January 21, 1975, under the laws of the State of Iowa to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co., acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Reliance State Bank (formerly known as "Randall-Story State Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of United Bank & Trust NA, located in Marshalltown, Iowa. In 2012, Reliance State Bank acquired two offices in Garner and Klemme, Iowa. Today, each Affiliate Bank is operated as a wholly-owned subsidiary of the Company.

Each Affiliate Bank operates with a local board of directors and a local bank president. All decisions are made locally which means customers receive quick responses to questions, and services are customized to meet customer needs in each community. The principal sources of Company revenue are: interest and fees earned on loans made by the Company and Affiliate Banks, interest on fixed income investments, fees on trust services provided by those Affiliate Banks exercising trust powers, service charges on deposit accounts maintained by Affiliate Banks, gain on sale of loans and securities gains.

The Affiliate Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and origination of mortgage loans for sale into the secondary market. Affiliate Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing and safe deposit box services. Convenient access to funds and account information is also available through online banking, mobile banking, online bill pay, online statements and debit cards.

The Company provides various services to the Affiliate Banks which include: management assistance, internal auditing services, human resources services and administration, compliance management, marketing assistance and coordination, loan review and technology support. Company staff handles the backroom operations that make the Company more efficient so the Affiliate Bank staff can focus on what they do best: banking and taking care of customers' financial needs.

The principal executive office of Ames National Corporation is located at 405 5th Street, Ames, Iowa 50010. The Company's phone number is (515) 232-6251. More information about the Company can also be found at www.amesnational.com.


1ST FIRST NATIONAL BANK
AMES • ANKENY

B BOONE BANK
& TRUST CO.

RSB RELIANCE
STATE BANK

STATE BANK
& TRUST CO.

UNITED BANK & TRUST

LETTER TO SHAREHOLDERS


FINANCIALLY STRONG. STABLE. STRATEGIC. GROWING.

Back Row, Left To Right: James R. Larson, II *President Larson Development Corporation (real estate development)*, Frederick C. Samuelson *President James Michael & Associates, Inc. (retail variety)*, Thomas H. Pohlman *President of the Company*, Douglas C. Gustafson *Retired Veterinarian Boone Veterinary Hospital and Chairman of the Company*, Steven D. Forth *Farmer*, Robert L. Cramer *Retired President & Chief Operating Officer Fareway Stores, Inc. (grocery stores)*

Front Row, Left to Right: Warren R. Madden *Vice President for Business & Finance, Iowa State University*, Larry A. Raymon *Chief Executive Officer Raymon Enterprises, Inc.*, Betty A. Baudler Horras *President Baudler Enterprises, Inc. (marketing)*, David W. Benson *Partner, Nyemaster Goode Attorneys at Law*, Charles D. Jons *Retired Physician, McFarland Clinic*

Dear Shareholders,

2012 was a year of accomplishments for Ames National Corporation. Net income, assets, loans and deposits reached record levels. Ames National Corporation ranked 9th on the Bank Director Magazine 2012 Bank Performance Scorecard for financial institutions in the $1 billion to $5 billion asset category based on five key metrics that measure profitability. In addition, Ames National Corporation expanded into a new market with Reliance State Bank's acquisition of two bank offices in north central Iowa. We are pleased to provide you with an overview of the outstanding year and review the financial highlights and initiatives that played an important role in achieving this performance.

Financial Results

Net income for Ames National Corporation increased 1.9% and totaled a record $14,182,000, or $1.52 per share, compared to $13,921,000 or $1.48 per share in 2011. Net income increased primarily due to higher net interest income, lower provision expense, and increased noninterest income. With an increase in loan demand, we had the opportunity to put more deposits to work, which increased net interest income. As a result of the office acquisitions, organic growth in the loan portfolio and lower interest expense, the Company was able to increase net interest income by 4.6% year over year. Although the prolonged period of low interest rates has made it a challenge to maintain our current net interest margin, one positive outcome is the growth in secondary market lending income. Home buyers and those refinancing have benefited from historically low mortgage rates, and our secondary market lenders have seen record levels of income and originations. The continued success of Wealth Management Services and the increase in debit card interchange fees has also contributed to the solid growth in noninterest income.

Driven by a 22.7% increase in deposits, including the acquisition, assets climbed over 17.6% from 2011 to 2012 to a record $1.2 billion. We are pleased with this growth and the confidence our customers have placed in the safety and soundness of our organization. This growth, however, may challenge our ability to produce Return on Average Assets (ROAA) results at historic levels. As assets grew during the year, new or repriced earning assets generated less interest income given the low interest rate environment. ROAA was 1.24% for 2012 compared to 1.38% for the same period in 2011. Return on Average Equity (ROAE) was 10.08% for the year compared to the 10.82% in 2011. Although the Company's ROAA and ROAE were slightly lower than last year, these ratios still generally compared favorably to peer group averages as shown below.

Ames National Corporation vs. FDIC insured banks
ROAA and ROAE



	Ames National Corporation	Industry	Iowa-Based Banks
ROAA	1.24%	1.00%	1.04%
ROAE	10.08%	8.92%	10.57%

Efficiency ratios measure an organization's ability to convert resources into revenue. The lower the number, the more efficient the organization. The Company's efficiency ratio for 2012 was 52.33%, compared to 49.80% in 2011. The higher efficiency ratio can be mostly attributed to the increase in noninterest expense due to the acquisition. On a positive note, the Company compares favorably to industry averages. The efficiency ratio for FDIC insured banks was 61.60%.

A major highlight for the year was the 16.3% increase in loans. Loans grew from $439 million in 2011 to just over $510 million in 2012. The continued increase in loan demand is a positive indication that the economic environment is improving, specifically in the commercial area. In some markets, affiliate banks are seeing more opportunities than in recent years, and it is an encouraging sign that businesses may be looking to expand.

Deposits grew to record levels from $819 million in 2011 to over $1 billion in 2012. This increase is mainly the result of the assumption of deposits as a part of the acquisition and continued growth in demand, NOW and money market account balances. With the abundance in deposits, we had ample dollars available to fund loan growth as well as increase the Company's security portfolio. Securities available-for-sale as of December 31, 2012 increased to $588 million compared to $509 million as of December 31, 2011, mainly as a result of increased purchases of U.S. government mortgage-backed securities, state and political subdivision bonds and corporate bonds.

Challenges

One of the major challenges Ames National Corporation affiliate banks is facing is the compression of the net interest margin. Market interest rates remain at historically low levels. As loans and investments repay or mature, they are repricing at lower interest rates. Short term interest rates on deposits have been low for some time. In essence, average asset yields are declining more rapidly than funding costs in the current environment. This net interest margin pressure is not a unique challenge for our organization. It is affecting a majority of the banking industry. In fact, two-thirds of all banks reported year-over-year declining interest margins in the fourth quarter of 2012. Maintaining margins will continue to be an important variable in our focus on achieving above-average ROAA and ROAE results.

Growth and Expansion

As we discussed briefly in the 2011 Report to Shareholders, Ames National Corporation purchased two offices in north central Iowa in April of 2012. Through this process, Reliance State Bank assumed all accounts held at offices in Garner and Klemme, Iowa. We have been pleased with the results of this acquisition as it has had a positive effect on earnings. In fact, this purchase was accretive to the bottom-line within the first year as Reliance State Bank's 2012 net income of $1.8 million marked a $600,000, or 49% increase, over 2011. The acquisition contributed to increases in net income, net interest income and noninterest income. This profitable growth allows us to increase dividends and augment capital levels. In 2012, Ames National Corporation paid dividends of $0.60 per share to shareholders, compared to $0.52 per share in 2011.

continued on next page...

> "Producing record results begins with our people and we appreciate the hard work and dedication that accompanies the record levels of net income, assets, deposits and loans."

LETTER TO SHAREHOLDERS *CONTINUED*

...continued from page 3

In addition, on February 13, 2013, the Board of Directors announced a 6.7% increase in the May 2013 quarterly dividend from $0.15 per share to $0.16 per share. We continue to look for opportunities to put capital to work to grow earnings.

Stockholders' Equity & Company Stock

The Company's stockholders' equity was $145 million, or 11.9% of total assets at the end of 2012 with all of the Company's five affiliate banks considered well-capitalized as defined by federal capital regulations. Total stockholders' equity was $135 million as of December 31, 2011. The Company's stock, which is listed on the NASDAQ Capital Market under the symbol ATLO, closed at $21.90 on December 31, 2012. During the year, the price ranged from $18.30 to $24.00 with 2,296,500 shares traded.

Our People

During 2012, Terrill Wycoff and Steven McLaughlin retired after spending their entire banking careers at First National Bank. Terry and Steve retired after 50 and 38 years, respectively. In addition, Diane Scharf at First National Bank (5 years), Ellen Duffy at Reliance State Bank (5 years), Gelene Stevens at State Bank & Trust Co. (15 years) and Marilyn Osterhout at First National Bank (45 years) retired from their respective banks. Congratulations to Terry, Steve, Diane, Ellen, Gelene and Marilyn on your dedicated years of service. Your experience and insight will truly be missed.

In Conclusion

The following pages of the annual report will highlight the financial results, strategic initiatives at the affiliate banks, affiliate banks' boards of directors, as well as special recognitions. As you probably noticed, we introduced a new format to the report this year and hope you find it valuable and informative. As we reflect on 2012, we would like to thank our shareholders, boards of directors and employees for your ongoing commitment to Ames National Corporation. Producing record results begins with our people and we appreciate the hard work and dedication that accompanies the record levels of net income, assets, loans and deposits. Employees making the right decisions for the clients we serve translates into positive results time and time again. We are thankful for our team that is driving this performance. Please mark your calendar and plan to join us on April 24th as we celebrate a year of accomplishments for Ames National Corporation at our 38th Annual Meeting of Shareholders at Reiman Gardens. We encourage you to contact us if you have any questions prior to the meeting.



Thomas H. Pohlman
President



Douglas C. Gustafson
Chairman

PROFIT AFTER TAX

Years ended December 31,

$14.2 million	**2012**
$13.9 million	2011

ASSETS

As of December 31,

$1.2 billion	**2012**
$1.0 billion	2011

DEPOSITS

Year ended December 31, 2012

Up 22.7% over 2011

LOANS

Year ended December 31, 2012

Up 16.3% over 2011



GROWTH THROUGH **ACQUISITION**


STORY CITY


GARNER


KLEMME

2012 was an exciting year of growth for Ames National Corporation. As part of our strategy to strengthen and expand our Iowa market share, Reliance State Bank completed the purchase of two bank offices of Liberty Bank, F.S.B. located in Garner and Klemme, Iowa on April 27, 2012. These branches were purchased for cash, and, as a result of the acquisition, the Company added approximately $98 million in deposits and $47 million in loans to the Bank's balance sheet.

A name update from Randall-Story State Bank to Reliance State Bank was an important part of the expansion. The purpose of updating the Bank name was to show our commitment and dedication to our current communities as well as to Garner and Klemme. We were fortunate to maintain the staff at the Garner and Klemme offices so the same familiar faces were there to deliver the same responsive, reliable service to which clients were accustomed. Backed by financial strength of Ames National Corporation, the transition was well-received in both markets.

Through the acquisition, we are pleased to report that Reliance State Bank's net income increased 49% to $1.8 million from 2011 to 2012. The acquisition contributed to increases in both net interest income and noninterest income. We have also been fortunate to retain our 82% deposit market share position in Garner. This success can be attributed to the outstanding staff at the Story City, Garner and Klemme offices and their focus on delivering local customer service by financial experts. We inherited a wonderful group of talented bankers in our new markets, and we look forward to exciting opportunities as we continue to grow.

RELIANCE STATE BANK RESULTS

	2011	2012
DEPOSITS	$77 million	$189 million
LOANS	$52 million	$104 million
ASSETS	$91 million	$222 million
NET INCOME	$1.2 million	$1.8 million

Welcome to our Reliance State Bank Garner and Klemme staff.



2012
HIGHLIGHTS

Progressive Client Services

The Company is proud of the services provided by our affiliate banks, as well the high level of customer satisfaction they are able to maintain because of these diversified practices and programs, including financial education, progressive technology, experienced lending officers, customer security and safety, and customer-focused, easy-to-use mobile banking. Below is a sampling of just how much value patrons place on the suite of amenities offered by affiliate banks.

"Working in a bank, I know how real identity theft is, but I'll admit, I still believed it wouldn't happen to me. When it did, I was very thankful for the ID TheftSmart program. Within an hour of submitting my claim, an ID TheftSmart Specialist contacted me and walked me through all the steps in the process, and my personal investigator, Charlotte, was very thorough and always kept me updated on the actions being taken to reclaim my identity. Thankfully, my situation was resolved quickly and with very little inconvenience to me. ID TheftSmart is definitely something I would recommend to everyone."

Casey Rath
First National Bank Employee and
ID TheftSmart Client, First National Bank

"I bank worry-free with First National Bank because they not only help us with our needs today, but they focus on our needs for the future. First National Bank has been a breath of fresh air; when you walk through the doors, they make you feel like they are your friends. First National Bank feels like part of our family as well as part of our business."

Julie Jones
Jones Development Group and First Point
Private Banking Client, First National Bank

"The 2012-2013 school year marks the third year State Bank & Trust Co. has provided the EverFi Financial Literacy program at Nevada High School. The learning platform uses technology to engage the students in a variety ways, and the modules cover credit scores, insurance, sources of credit, taxes, savings and investing, retirement planning, mortgages and how to finance higher education. The students are very appreciative of State Bank & Trust's commitment to and support of financial education in our community."

Cary Thompson
Nevada Community Schools Business Teacher
and EverFI Coordinator for State Bank & Trust Co.







"I bank worry-free with First National Bank because they not only help us with our needs today, but they focus on our needs for the future."

Julie Jones

"When we decided to refinance our house, we chose United Bank & Trust because we wanted to work with a mortgage lender that was experienced and would give us exceptional service. Cindy Smiley at United Bank & Trust was great, and with her years of experience, we knew we could trust her to make the process painless. We are always on the go and didn't have time to be running back and forth to the bank. Cindy told us everything we needed to know up front and made the process very easy."

Doug and Shaness Hart
Mortgage Clients, United Bank & Trust



"I love using Boone Bank & Trust Co.'s mobile banking app on my iPhone and iPad. It is so easy to quickly check my business bank account anywhere, anytime. The app is intuitive to navigate, and the 'more' feature is great because it automatically has an option to call customer service. I love banking at Boone Bank & Trust, and the app is just another way they are up-to-speed on how their customers work and do business."

Ashley Reutter
Modern Dress Owner and Mobile Banking User, Boone Bank & Trust Co.



FINANCIAL HIGHLIGHTS

	2012	2011	2010	2009	2008
FOR THE YEAR					
PERFORMANCE					
Net Income (in thousands)	$14,182	$13,921	$12,966	$9,006	$6,352
Return on					
Average Assets	1.24%	1.38%	1.40%	1.02%	0.74%
Average Equity	10.08%	10.82%	10.91%	8.31%	5.89%
Efficiency Ratio	52.33%	49.80%	50.12%	63.72%	67.27%
PER COMMON SHARE DATA					
Basic and Diluted Earnings	$1.52	$1.48	$1.37	$0.95	$0.67
Cash Dividends Declared	$0.60	$0.52	$0.44	$0.40	$1.12
Dividend Payout Ratio	39.47%	35.14%	32.12%	42.11%	167.16%
Dividend Yield	2.7%	2.7%	2.0%	1.9%	4.2%
AT DECEMBER 31					
BALANCE SHEET DATA (in thousands)					
Total Assets	$1,217,692	$1,035,564	$962,975	$915,570	$858,141
Net Loans	$510,126	$438,651	$418,094	$415,434	$452,880
Deposits	$1,004,732	$818,705	$743,862	$722,164	$664,795
Stockholders' Equity	$144,736	$134,557	$121,363	$112,340	$103,837
LOAN QUALITY					
Allowance for loan losses to total loans	1.50%	1.77%	1.77%	1.81%	1.47%
Net charge-offs to average outstanding loans	0.03%	0.03%	0.19%	0.16%	0.07%
Non performing loans to total loans	1.07%	1.81%	1.48%	2.44%	1.48%
CAPITAL					
Tier 1 Risk-Based Capital Ratio	10.9%	12.2%	12.5%	12.0%	12.3%
Total Equity/Total Assets	11.9%	13.0%	12.6%	12.3%	12.1%
Market Price per Share					
Closing	$21.90	$19.50	$21.67	$21.11	$26.54
High	$24.00	$21.92	$22.84	$28.79	$42.11
Low	$18.30	$14.15	$16.61	$14.87	$15.12

FIVE-YEAR
PERFORMANCE RECORD

FIVE-YEAR FINANCIAL HIGHLIGHTS

AVERAGE DEPOSITS

MILLIONS OF DOLLARS

$663 $682 $717 $792 $923



$1,000
$900
$800
$700
$600
$500
$400
$300
2008
2009
2010
2011
2012

AVERAGE LOANS

MILLIONS OF DOLLARS

$464 $434 $418 $431 $483



$1,000
$900
$800
$700
$600
$500
$400
$300
2008
2009
2010
2011
2012

AVERAGE TOTAL ASSETS

MILLIONS OF DOLLARS

$858 $880 $929 $1,009 $1,143



$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
2008
2009
2010
2011
2012

EARNINGS PER SHARE

DOLLARS

$0.67 $0.95 $1.37 $1.48 $1.52



$1.60
$1.40
$1.20
$1.00
$.80
$.60
$.40
$.20
$.00
2008
2009
2010
2011
2012

BOOK VALUE PER SHARE

DOLLARS

$11.01 $11.91 $12.87 $14.45 $15.54



$16.00
$15.50
$15.00
$14.50
$14.00
$13.50
$13.00
$12.00
$11.50
$11.00
$10.50
$10.00
2008
2009
2010
2011
2012

DECLARED DIVIDENDS PER SHARE

DOLLARS

$1.12 $0.40 $0.44 $0.52 $0.60



$1.20
$1.00
$.80
$.60
$.40
$.20
$.00
2008
2009
2010
2011
2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Ames National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (not presented herein), stockholders' equity (not presented herein) and cash flows (not presented herein) for each of the three years in the period ended December 31, 2012; and in our report dated March 12, 2013, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
West Des Moines, Iowa
March 12, 2013

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS		
Cash and due from banks	$ 34,805,371	$ 22,829,291
Interest bearing deposits in financial institutions	44,639,033	33,741,406
Securities available-for-sale	588,417,037	508,624,622
Loans receivable, net	510,125,880	438,650,837
Loans held for sale	1,030,180	1,212,620
Bank premises and equipment, net	12,233,464	11,362,626
Accrued income receivable	7,173,703	6,467,509
Other real estate owned	9,910,825	9,538,440
Core deposit intangible, net	1,303,264	–
Goodwill	5,600,749	–
Other assets	2,452,593	3,136,482
Total assets	$ 1,217,692,099	$ 1,035,563,833
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Demand, noninterest bearing	$ 182,033,279	$ 126,059,239
NOW accounts	287,294,015	229,810,463
Savings and money market	279,774,197	216,768,048
Time, $100,000 and over	99,925,619	107,944,525
Other time	155,705,340	138,123,116
Total deposits	1,004,732,450	818,705,391
Securities sold under agreements to repurchase	27,088,660	41,696,585
FHLB advances and other long-term borrowings	34,611,035	35,179,335
Dividend payable	1,396,627	1,210,419
Deferred income taxes	1,632,560	885,433
Accrued expenses and other liabilities	3,495,032	3,329,285
Total liabilities	1,072,956,364	901,006,448
STOCKHOLDERS' EQUITY		
Common stock, $2 par value, authorized 18,000,000 shares; issued 9,432,915 shares; outstanding 9,310,913 shares as of December 31, 2012 and 2011	18,865,830	18,865,830
Additional paid-in capital	22,651,222	22,651,222
Retained earnings	94,159,839	85,564,078
Accumulated other comprehensive income-net unrealized income on securities available-for-sale	11,075,342	9,492,753
Treasury stock, at cost; 122,002 shares at December 31, 2012 and 2011	(2,016,498)	(2,016,498)
Total stockholders' equity	144,735,735	134,557,385
Total liabilities and stockholders' equity	$ 1,217,692,099	$ 1,035,563,833

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2012	2011	2010
INTEREST INCOME:			
Loans	$ 24,761,633	$ 23,600,471	$ 24,061,277
Securities			
Taxable	6,058,556	6,993,213	6,964,979
Tax-exempt	6,767,545	6,555,546	5,778,722
Interest bearing deposits and federal funds sold	484,004	466,475	488,980
Total interest income	38,071,738	37,615,705	37,293,958
INTEREST EXPENSE:			
Deposits	4,472,337	5,313,476	6,096,504
Other borrowed funds	1,279,604	1,416,589	1,678,587
Total interest expense	5,751,941	6,730,065	7,775,091
Net interest income	32,319,797	30,885,640	29,518,867
Provision for loan losses	22,277	532,961	663,798
Net interest income after provision for loan losses	32,297,520	30,352,679	28,855,069
NONINTEREST INCOME:			
Trust services income	2,060,308	2,046,914	1,948,519
Service fees	1,578,672	1,465,055	1,626,352
Securities gains, net	646,755	1,025,714	977,512
Other-than-temporary impairment of investment securities	(259,851)	–	(4,500)
Gain on sale of loans held for sale	1,589,122	1,048,583	942,826
Merchant and card fees	1,055,613	739,951	724,725
Other noninterest income	764,765	644,163	620,845
Total noninterest income	7,435,384	6,970,380	6,836,279
NONINTEREST EXPENSE:			
Salaries and employee benefits	12,465,403	11,631,032	10,826,307
Data processing	2,239,003	1,985,329	1,857,259
Occupancy expenses	1,462,898	1,377,333	1,488,100
FDIC insurance assessments	664,285	738,893	1,120,058
Other real estate owned, net	482,904	434,041	95,086
Core deposit intangible amortization	196,736	–	–
Other operating expenses, net	3,291,724	2,685,344	2,834,212
Total noninterest expense	20,802,953	18,851,972	18,221,022
Income before income taxes	18,929,951	18,471,087	17,470,326
PROVISION FOR INCOME TAXES	4,747,643	4,550,280	4,504,052
NET INCOME	$ 14,182,308	$ 13,920,807	$ 12,966,274
Basic and diluted earnings per share	$ 1.52	$ 1.48	$ 1.37

STOCK & DIVIDEND INFORMATION

Market Price & Dividend Information

On February 28, 2013, the Company had approximately 454 shareholders and 1,065 beneficial owners whose shares were held in nominee titles through brokerage or other accounts. The Company's common stock is traded on the NASDAQ Capital Market under the symbol "ATLO." Trading in the Company's common stock is, however, relatively limited. The closing price of the Company's common stock was $20.70 on February 28, 2013.

Below is a summary of the Company's high and low sales price for the common stock on a per share basis during the last two years, based on information provided to and gathered by the Company on an informal basis. The comparison also outlines the Company's declared cash dividends during the past two years. The Company declared aggregate annual cash dividends in 2012 and 2011 of $5,587,000 and $4,876,000, respectively, or $0.60 per share in 2012 and $0.52 per share in 2011. In February 2013, the Company declared a cash dividend of $1,490,000 or $0.16 per share.

Market Price & Dividend Two-Year Comparison

2012			
	MARKET PRICE		CASH DIVIDENDS
Quarter	High	Low	Declared
1st	$24.00	$18.30	$0.15
2nd	$24.00	$19.51	$0.15
3rd	$23.72	$20.06	$0.15
4th	$21.99	$18.39	$0.15

2011			
	MARKET PRICE		CASH DIVIDENDS
Quarter	High	Low	Declared
1st	$21.92	$17.13	$0.13
2nd	$19.25	$16.55	$0.13
3rd	$18.75	$14.15	$0.13
4th	$19.88	$15.25	$0.13

The decision to declare cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources and Regulatory Matters and in the Notes to the Company's Financial Statements appearing in the Company's Annual Report on Form 10-K.

AWARDS & RECOGNITIONS

Recent Recognitions

- Ranked **13th of the 484 U.S. banks** traded on the NYSE, NYSE Amex and NASDAQ OMX stock exchange by Bank Director Magazine and Sandler O'Neill (2/10/12)
- Named to KBW's "Bank Honor Roll" as one of the **top 45 U.S. Banking Institutions for superior performance** (3/20/12)
- Ranked among the top **100 best-performing community banks** in the country by SNL Financial (3/14/12)
- Ranked among the **top 100 top banks with assets less than $2 billion** in assets based on a 3-year average ROE by the American Banker Magazine (5/12)
- Ranked in the **top 10 among banks between $1 billion and $5 billion in assets** based on the 2012 Bank Performance Scorecard for profitability, capital strength and asset quality by Bank Director Magazine (8/12)
- Ranked as the **7th largest Iowa commercial bank** holding company based on total deposits

Community Involvement Awards

State Bank & Trust Co. (SBTC) was honored by the Iowa Bankers Association (IBA) as a 2012 Community Betterment Award recipient. The award was presented during the IBA's annual convention on September 18, 2012, in Des Moines.

SBTC was honored for its partnership with the Nevada Community Schools on providing an ongoing financial education program at all grade levels. From the 'Lil Cubs bank in the elementary school to the EverFI Online Training modules that are incorporated at the high school level, SBTC is dedicated to increasing the financial literacy of youth.

SBTC was one of three banks selected as 2012 IBA Community Betterment Award winners. Banks across the state had the opportunity to submit their community-based projects to be reviewed by a panel of judges. The winning banks were honored by the IBA for demonstrating a high level of commitment to the communities they serve.



State Bank & Trust Co.'s Marketing Director, Diane White, and Bank President, Steve McGill, accept the award.

AFFILIATE BANKS




B
BOONE
BANK
& TRUST CO.

Organized: The former Boone State Bank & Trust Co., was organized in 1883. In 1992, the Bank was organized by the Company under a new state charter in connection with a purchase and assumption transaction, whereby Boone Bank & Trust Co. purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Co. in exchange for a cash payment.

Financial Highlights: As of December 31, 2012, Boone Bank had capital of $13,734,000 and 26 full-time equivalent employees. Boone Bank had net income for the years ended December 31, 2012, 2011 and 2010 of approximately $1,764,000, $1,828,000 and $1,736,000, respectively. Total assets as of December 31, 2012, 2011 and 2010 were approximately $123,829,000, $118,345,000 and $105,089,000, respectively.

Locations:
Main Office:
716 8th Street, Boone
Boone Branch Office:
1326 S. Story Street, Boone

Contact Information:
Phone: (515) 432-6200
Fax: (515) 432-3312
Web: www.boonebankiowa.com
Email: service@boonebankiowa.com

Board Of Directors: Back Row, Left to Right: *Robert L. Cramer, Richard D. Blomgren, Douglas C. Gustafson, DVM, Patrick J. McMullan*
Front Row, Left to Right: *William S. Zinnel, Thomas H. Pohlman, Jeffrey K. Putzier*




1ST FIRST NATIONAL BANK
AMES • ANKENY

Organized: The Bank was organized in 1903 and became a wholly-owned subsidiary of the Company in 1975 through a bank holding company reorganization, whereby those shareholders of First National exchanged all of their First National stock for stock in the Company.

Financial Highlights: As of December 31, 2012, First National had capital of $65,418,000 and 94 full-time equivalent employees. First National had net income for the years ended December 31, 2012, 2011 and 2010 of approximately $7,193,000, $7,517,000 and $6,869,000, respectively. Total assets as of December 31, 2012, 2011 and 2010 were approximately $616,287,000, $560,753,000 and $519,836,000, respectively.

Locations:
Main Office:
405 5th Street, Ames
University Office:
2330 Lincoln Way, Ames
North Grand Office:
2406 Grand Avenue, Ames
Ankeny Office:
1205 North Ankeny Blvd., Ankeny

Contact Information:
Phone: (515) 232-5561
Fax: (515) 232-5778
Web: www.FNBames.com
Email: info@FNBames.com

Board Of Directors: Back Row, Left to Right: *Warren R. Madden, Scott T. Bauer, David W. Benson Thomas H. Pohlman, Terrill L. Wycoff, James R. Larson, II*
Front Row, Left to Right: *Charles D. Jons, Lisa M. Eslinger, Betty A. Baudler Horras, John R. Linch*

Organized: Reliance State Bank, formerly known as "Randall-Story State Bank," Story City, Iowa, is an Iowa, state-chartered, FDIC insured commercial bank. Organized in 1928, Reliance Bank was acquired by the Company in 1995 through a stock transaction whereby the then shareholders of Reliance Bank exchanged all their Reliance Bank stock for stock in the Company. In 2012, Reliance Bank acquired the Garner, Iowa and Klemme, Iowa offices with a purchase and assumption transaction whereby Reliance Bank purchased certain assets and assumed certain liabilities in exchange for a cash payment.



Financial Highlights: As of December 31, 2012, Reliance Bank had capital of $24,609,000 and 31 full-time equivalent employees. Reliance Bank had net income for the years ended December 31, 2012, 2011 and 2010 of approximately $1,833,000, $1,234,000 and $1,144,000, respectively. Total assets as of December 31, 2012, 2011 and 2010 were approximately $221,799,000, $91,279,000 and $85,062,000, respectively.


RSB
RELIANCE
STATE BANK

Locations:

606 Broad Street, Story City
175 E. 3rd Street, Garner
100 E. Main Street, Klemme

Contact Information:

Phone: (515) 733-4396
Fax: (515) 733-2068
Web: www.RSBiowa.com
Email: info@rsbiowa.com

Board Of Directors: **Back Row, Left to Right:** *Cory K. Milbrandt, John P. Nelson, Steven D. Forth, Gary G. Vulgamott*
Front Row, Left to Right: *Harold E. Thompson, Elaine C. Tekippe, Richard J. Schreier*

Organized: The Bank was organized in 1939 and acquired by the Company in 1983 through a stock transaction, whereby those shareholders of State Bank exchanged all of their State Bank stock for stock in the Company.



Financial Highlights: As of December 31, 2012, State Bank had capital of $16,858,000 and 26 full-time equivalent employees. State Bank had net income for the years ended December 31, 2012, 2011 and 2010 of approximately $2,208,000, $2,059,000 and $2,465,000, respectively. Total assets as of December 31, 2012, 2011 and 2010 were approximately $151,859,000, $148,839,000 and $135,695,000, respectively.


SBT
STATE BANK
& TRUST CO.

Locations:

Main Office:
1025 6th Street, Nevada
Colo Office:
405 Main Street, Colo

Contact Information:

Phone: (515) 382-2191
Fax: (515) 382-3826
Web: www.banksbt.com
Email: info@banksbt.com

Board Of Directors: **Back Row, Left to Right:** *Michelle R. Cassabaum, Dan E. Johnson, Frederick C. Samuelson, Richard O. Parker, Laurie L. Henry*
Front Row, Left to Right: *Stephen C. McGill and Thomas H. Pohlman*

Organized: The Bank was chartered as a national bank in June 2002.



Financial Highlights: As of December 31, 2012, United Bank had capital of $13,345,000 and 21 full-time equivalent employees. United Bank had net income for the years ended December 31, 2012, 2011 and 2010 of approximately $1,269,000, $1,228,000 and $1,205,000, respectively. Total assets as of December 31, 2012, 2011 and 2010 were approximately $107,627,000, $107,555,000 and $106,819,000, respectively.

Locations:

Main Office:
2101 S. Center Street, Marshalltown
Courthouse Branch:
29 S. Center Street, Marshalltown

Contact Information:

Phone: (641) 753-5900
Fax: (641) 753-0800
Web: www.ubtna.com
Email: info@ubtna.com



UNITED BANK & TRUST

Board Of Directors: **Back Row, Left to Right:** *Michael W. Bloom, John S. Wise and Thomas H. Pohlman*
Front Row, Left to Right: *Keith R. Brown, Larry A. Raymon, Kathy L. Baker, Curtis A. Hoff, Kevin L. Swartz*

SHAREHOLDER INFORMATION

Company Contact Information

Ames National Corporation
P.O. Box 846
405 5th Street
Ames, IA 50010
(515) 232-6251 | Fax (515) 663-3033
info@amesnational.com | www.amesnational.com

Company Officers

Thomas H. Pohlman President & CEO

John P. Nelson Vice President & CFO

John L. Pierschbacher Controller

Kevin G. Deardorff Vice President & Technology Director

Nicole J. Gebhart Vice President & Marketing Director

Tracy W. Laws Vice President & Auditor

Jennifer J. Hanson Asst. Vice President & Human Resources Director

Timothy J. Lupardus Vice President & Information Systems Manager

Lori J. Hill Asst. Corporate Secretary

Matthew R. Hackbart Vice President & Information Systems Asst. Manager

Colin T. Richey Information Systems Officer

Independent Auditors

CliftonLarsonAllen LLP
West Des Moines, Iowa

Counsel

Nyemaster Goode, P.C.
Des Moines, Iowa

Annual Meeting

The Board of Directors of Ames National Corporation has established Wednesday, April 24, 2013, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at Reiman Gardens, 1407 University Boulevard, Ames, Iowa.

Market Makers

Ames National Corporation's common stock is listed on the NASDAQ Capital Market under the symbol "ATLO." Market makers and brokers in the stock include:

First Point Wealth Management, First National Bank, Ames
(515) 663-3074

Stifel Nicolaus | (515) 233-4064

Monroe Securities, Inc. | (800) 766-5560

Raymond James | (800) 800-4693

FTN Financial Group | (800) 456-5460

Stock Transfer Agent

Illinois Stock Transfer Company
433 S. Carlton Avenue
Wheaton, IL 60187
(800) 757-5755 | Fax: (630) 480-0641
www.istshareholderservices.com

Form 10-K and Other Information

A copy of the Company's annual report to the Securities and Exchange Commission on form 10-K will be available on the Securities and Exchange Commission's website at http://www.sec.gov and through a link on the Company's website, www.amesnational.com, at Financial Information, SEC Filings. A copy of the annual report can also be obtained upon request to John Nelson, Vice President & CFO at 515-232-6251 or info@amesnational.com.

Ames National Corporation

405 5th Street, Box 846 | Ames, IA 50010
t (515) 232-6251 | f (515) 663-3033
info@amesnational.com